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                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION



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                                                  :
In the Matter of                                  :
                                                  :
AMERICAN ELECTRIC POWER COMPANY, INC.             :       CERTIFICATE
Columbus, Ohio  43215                             :
                                                  :       OF
                                                  :
(70-09623)                                        :       NOTIFICATION
                                                  :
Public Utility Holding Company Act of 1935        :
                                                  :
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         THIS IS TO CERTIFY THAT, in  accordance  with the terms and  conditions of, and for the purposes represented by, the declaration, as amended of American Electric Power Company, Inc., ("the Company") in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR
No.  27151,   dated  March  13,  2000),  the  following   transaction  has  been
consummated:

         At the annual meeting of shareholders of the Company held on April 26, 2000, the holders of a majority of the shares of the Common Stock, $6.50 par value, of the Company ("Common Stock") outstanding and entitled to vote duly voted to approve the American Electric Power System 2000 Long-Term Incentive Plan.

         The following exhibit is filed herewith:

         Exhibit A -- Past-tense opinion of counsel.

                                           AMERICAN ELECTRIC POWER COMPANY, INC.

                                           By:        /s/ A. A. Pena
                                                   A. A. Pena, Treasurer

Dated:  May 24, 2000

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                                                                       EXHIBIT A
(614) 223-1628


May 24, 2000


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

RE:      American Electric Power Company, Inc.

Ladies and Gentlemen:

I have acted as counsel to American Electric Power Company, Inc. (the "Company") in connection with a Declaration on Form U-1 of the Company (the "Declaration") under the Public Utility Holding Company Act of 1935. In the Declaration, the Company stated that it proposed to solicit proxies, to be voted at the Annual Meeting of Shareholders of the Company to be held on April 26, 2000, with respect to the election of directors, approval of auditors, and a proposal to authorize approval of the American Electric Power System 2000 Long-Term Incentive Plan ("2000 Plan") (the "Proposal").

I have been informed by the Company that the 2000 annual meeting of shareholders of the Company was duly called and held on April 26, 2000, at which a quorum was present in person or by proxy and acting throughout; and that at such meeting holders of a majority of the shares of Common Stock outstanding and entitled to vote duly voted to authorize approval of the 2000 Plan.

In this connection, I have examined the Charter and By-Laws of the Company and the 2000 Plan and have made such other investigations as I deemed necessary. Based on the foregoing, it is my opinion that:

         1. The Company is a corporation validly organized and duly existing under the laws of the State of New York; and

         2. In the event that the Proposal is effected in accordance with the Declaration, (a) all state laws applicable to the propose transaction will have been complied with, (b) the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof, (c) shares of Common Stock issued and sold by the Company pursuant to the 2000 Plan will be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Charter and (d) the Company will legally acquire any shares of its Common Stock necessary for the operation of the 2000 Plan.

I consent to this opinion being filed as an exhibit to the Company's Certificate of Notification in the above file under the Public Utility Holding Company Act of 1935.

Very truly yours,

s\Thomas S. Ashford

Thomas S. Ashford